HUSSMAN INVESTMENT TRUST
Shareholder Services
HUSSMAN	P.O. Box 46707
FUNDS	Cincinnati, OH 45246-0707

Filed via EDGAR

October 8, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hussman Investment Trust File Nos. 811-09911 Response to Staff's Comment on Form N-CSR for Fiscal Year Ended June 30, 2014

Ladies and Gentlemen:

Mr. Ken Ellington of the Commission's staff recently contacted us to provide the following comment on the Form N-CSR of Hussman Investment Trust (the "Trust") for the fiscal year ended June 30, 2014:

The Trust's Annual Report reflects that Hussman Strategic Growth Fund (HSGFX) and Hussman Strategic Dividend Value Fund (HSDVX) had 32.1% and 27.7%, respectively, of the value of their equity holdings invested in stocks in the Information Technology sector.  In previous correspondence filed with the Commission on January 31, 2012 (accession number 0001398344-12-000249), the Trust represented that if more than 25% of a Fund's portfolio is invested in industries within a single sector, the Trust will disclose the principal risks of investing in such sector in the Risk/Return Summary of the Prospectus.  Why has the Trust not included disclosure in its current Prospectus that HSGFX and HSDVX have invested more than 25% of their portfolios in stocks in the Information Technology sector?

RESPONSE:   Management is currently in the process of preparing a post-effective amendment to the Trust's registration statement, which will be filed prior to November 1, 2014.  The Prospectus for HSGFX and HSDVX, which will be filed as part of the post-effective amendment, will include disclosure in the Risk/Return Summary as follows:

From time to time the Fund may maintain weightings in business sectors that deviate significantly from the sector weightings in broad-based market indices.  At times when the Fund emphasizes investment in one or more particular business sectors, the value of its net assets will be more susceptible to the financial, market or economic events affecting issuers and industries within those sectors than would be the case for mutual funds that do not emphasize investment in particular sectors.  This may increase the risk of loss associated with an investment in the Fund and increase the volatility of the Fund's net asset value per share.  As of June 30, 2014, the Fund had [    ]% of the value of its portfolio invested in stocks of companies in the Information Technology sector. As of such date, the Information Technology sector was the largest sector in the S&P 500 Index, representing 18.8% of such Index.  The value of securities of companies in the Information Technology sector may be significantly affected by competitive pressures, short product cycles, aggressive pricing and rapid obsolescence of existing technologies and products.  Among other business sectors that the Fund may emphasize from time to time include the Health Care and Consumer Discretionary sectors.  Companies in the Health Care sector are subject to government regulation and reimbursement rates, as well as government approval of products and services, which could have a significant effect on price and availability, and can be significantly affected by rapid obsolescence and patent expirations.  Companies in the Consumer Discretionary sector could be affected by, among other things, overall economic conditions, interest rates, consumer confidence and disposable income.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary/Chief Compliance Officer